SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: September 22, 2008	By:	/s/ Brad Thompson Brad Thompson President and CEO

210, 1167 Kensington Crescent N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Collaborators to Present REOLYSIN® Clinical Trial
Results and Preclinical Research at Upcoming Conferences
CALGARY, AB, — September 22, 2008 — Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) today announced the participation of five of its collaborators and their schedule of presentations at four conferences through November 15, 2008 covering clinical trial results and preclinical research on REOLYSIN®.
“It’s an important time for Oncolytics as we begin to share additional results of our ongoing clinical trial and preclinical research programs for REOLYSIN®,” said Dr. Brad Thompson, President and CEO of Oncolytics. “It is the results of these trials that should help us to determine the late-stage clinical path forward for REOLYSIN®.”
Dr. Kevin Harrington and colleagues are scheduled to present a poster presentation entitled “Phase I Trial of Oncolytic Reovirus (Reolysin) in Combination with Carboplatin/Paclitaxel in Patients with Advanced Solid Cancers” at the International Society for Biological Therapy of Cancer (iSBTc) annual meeting, being held in San Diego, California from October 31-November 2, 2008.
Prof. Hardev Pandha and colleagues are scheduled to present a poster presentation entitled “A Phase I Study to Evaluate the Feasibility, Safety, and Biological Effects of Intravenous Administration of a Wild-Type Reovirus (REOLYSIN®) in Combination with Docetaxel to Patients with Advanced Malignancies” at the iSBTc annual meeting.
Dr. Monica Mita et al is scheduled to make two oral presentations, both entitled “A Phase II Study of Intravenous Reolysin (Wild Type Reovirus) in the Treatment of Patients with Bone and Soft Tissue Sarcomas Metastatic to the Lung” at the Chemotherapy Foundation Symposium XXVI, being held in New York from November 4-8, 2008 and also at the Connective Tissue Oncology Society (CTOS) meeting, being held in London, U.K. from November 13-15, 2008.
Dr. Anders Kolb and colleagues are scheduled to deliver a poster presentation entitled “Systemic Administration of Reolysin Inhibits Growth of Human Sarcoma Xenografts Alone and in Combination with Cisplatin and Radiation” at the CTOS meeting.
Prof. Hardev Pandha and colleagues are scheduled to deliver a poster presentation at the EORTC-AACR-NCI Symposium entitled “Synergistic Anti-Tumour Activity of Oncolytic Reovirus and Docetaxel in a PC-3 Prostate Cancer Mouse Model” at the EORTC-AACR-NCI Symposium on Molecular Targets and Cancer Therapeutics being held in Geneva, Switzerland, from October 21-24, 2008.
Dr. Shizuko Sei et al is scheduled to deliver a poster presentation entitled “In Vivo Efficacy and Replication Dynamics of Intravenously Administered Oncolytic Reovirus in Nude Mice Bearing Human Melanoma Xenografts” at the EORTC-AACR-NCI Symposium on Molecular Targets and Cancer Therapeutics.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics, please visit www.oncolyticsbiotech.com.
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the materials presented at these meetings with respect to REOLYSIN®, the Company’s expectations related to the results of trials investigating delivery of REOLYSIN®, and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 325, 300 5th Ave. SW Calgary, Alberta T2P 3C4 Tel: 403.538.4845 Fax: 403.237.6916 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com